77I Exhibit

Active Assets Tax-Free Trust

The Board of Trustees of Active Assets Tax-Free Trust
(the "Fund"), at a meeting duly convened and held on February 24-25, 2016, approved an amendment to the Fund's Declaration of Trust to insert language permitting redemption at the option of the Fund under certain circumstances.